AVALON WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE

YEAR ENDED DECEMBER 31, 2018

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway, Suite 3000
(No. and Street)

Houston	TX	77019-7124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peggy E. Lebert — (713) 238-2058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melton & Melton, L.L.P.
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 200	Houston	TX	77072-1660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chase Robison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Wealth Management LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANISA PEREZ
Notary ID #125217139
My Commission Expires
March 24, 2021

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

Chief Financial Officer, FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON WEALTH MANAGEMENT LLC

TABLE OF CONTENTS



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Wealth Management LLC (the "Company"), as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Wealth Management LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The information contained in Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, (collectively referred to as the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Avalon Wealth Management LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Avalon Wealth Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Avalon Wealth Management LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Melton & Melton LLP

We have served as Avalon Wealth Management LLC's auditor since 2013.
Houston, Texas
February 27, 2019

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	289,121
Receivables		14,414
Prepaid regulatory fees		40,902
Total assets	**$**	**344,437**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable - related party	$	51,561
State income taxes payable		12,489
Total liabilities		64,050

Commitments and Contingencies

Member's Equity		280,387
Total liabilities and member's equity	**$**	**344,437**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2018

Revenues:

Commission fee income	$	2,519,855

Expenses:

Employee compensation and benefits	1,165,320
Regulatory fees	51,147
General and administrative expenses	478,059
	1,694,526
Income before state income taxes	825,329

State Income Taxes	12,489
Net income	**$ 812,840**

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, beginning of year	$	198,339
Distributions		(730,792)
Net income		812,840
Balance, end of year	$	**280,387**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net income	$ 812,840
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables	70,280
Prepaid regulatory fees	(355)
Accounts payable - related party	38,561
State income taxes payable	(13,362)
Total adjustments	95,124
Net cash provided by operating activities	907,964
Cash Flows from Financing Activities:	
Distributions	(730,792)
Net cash used in financing activities	(730,792)
Net change in cash and cash equivalents	177,172
Cash and Cash Equivalents, beginning of year	111,949
Cash and Cash Equivalents, end of year	$ 289,121

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 - DESCRIPTION OF THE COMPANY

Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. While it did not do so in 2018, the Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09 ("ASU 2014-09"), *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. The Company has adopted ASU 2014-09 effective January 1, 2018 using the full retrospective method which had no impact on the Company's opening member's equity. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of ASU 2014-09.

Revenue is measured and recognized based on the five-step process outlined in the FASB Accounting Standards Codification ("ASC") *Revenue from Contracts with Customers* (Topic 606). Revenue is determined based on the transaction price negotiated with the investment funds and investors.

Management fees received through AA are derived from AA's provision of professional services to manage investor accounts and investment funds. Management services are satisfied over time as the services are provided and are typically based upon a percentage of the value of the investor's invested capital. Management fees are recognized over the period in which the management services are performed as customers simultaneously consume and receive benefits that are satisfied over time.

Placement fees are derived from introducing investors to the investment funds. Placement fees are satisfied at contract inception and are typically based upon a percentage of the value of the investor's committed or invested capital. Such fee revenues will be recorded in operating revenues when the contractual performance criteria have been met and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods. The ultimate amount of placement fees that will be earned over the life of the contract is subject to the uncertainty of default of the underlying investor that is outside of the Company's control. However, the amount of revenue earned in any given period is generally determined at the end of each reporting period, which are usually monthly or quarterly, when the risk of significant reversal regarding that portion of the revenue recognized is resolved.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Incentive fee revenues, including carried interests, are generated on certain management contracts when performance hurdles are achieved. Due to the variability of such fees, the incentive fee is subject to the constraint on variable consideration. Such fee revenues will be recorded in operating revenues when the contractual performance criteria have been met, when the transaction is estimable, and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods. Given the uniqueness of each fee arrangement, incentive fee contracts are evaluated on an individual basis to determine the timing of revenue recognition. There were no incentive fee revenues for the year ended December 31, 2018.

The Company may incur certain costs to obtain revenue contracts with its customers. These costs are expensed over the period of time that the services are expected to be provided to the customer.

The following table presents revenues by major source for the year ended December 31, 2018:

Commission Fee Income:		
Management Fees	$	2,353,188
Placement Fees		166,667
Total	$	2,519,855

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

Receivables

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2018.

Income Taxes

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state tax return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the tax years from 2015 through 2018. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest or penalties in 2018.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Credit Risks

At December 31, 2018 and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

Concentration Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Two fund sponsors provided 81% of all commission fee income during 2018. At December 31, 2018, one fund sponsor represented 100% of the Company's receivable balance. Management believes the Company's relationship with these fund sponsors is satisfactory.

NOTE 4 – RELATED-PARTY TRANSACTIONS

During 2018, the Company incurred $1,604,352 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2018, the Company had $51,561 in payables to AA related to the reimbursement of direct expenses paid by AA on the Company's behalf. At December 31, 2018, the Company had $12,489 in payables related to state income taxes to be remitted by AA on behalf of the Company.

During 2018, the Company received $1,095,695 in commission fee income from one fund sponsor that is provided advisory services by AA.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $225,071, which was $218,666 in excess of its required net capital of $5,000. The Company's net capital ratio was .28 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019, the date the financial statements were available to be issued.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Computation of Net Capital:

Total ownership equity from Statement of Financial Condition				$	280,387
Deductions and/or charges:					
Prepaid regulatory fees	$	40,902			
Receivables	$	14,414			
Total non-allowable assets from Statement of Financial Condition:				$	55,316
Net Capital				$	225,071

Computation of Basic Net Capital Requirement:

Minimum net capital required		$	4,270
[1] Minimum dollar net capital requirement of reporting broker or dealer		$	5,000
Net capital requirement		$	5,000
Excess net capital		$	220,071
Net capital less greater of 10% of [2] or 120% of [1]		$	218,666

Computation of Aggregate Indebtedness:

Accounts payable, accrued liabilities, expenses and other	$	64,050			
Total A.I. liabilities from Statement of Financial Condition:				$	64,050
[2] Total aggregate indebtedness				$	64,050
Percentage of aggregate indebtedness to net capital					28.46%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.

AVALON WEALTH MANAGEMENT LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
Avalon Wealth Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Avalon Wealth Management LLC (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melton & Melton LLP

Houston, Texas
February 27, 2019

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2419********************MIXED AADC 220
69066 FINRA DEC
AVALON WEALTH MANAGEMENT LLC
2929 ALLEN PKWY STE 3000
HOUSTON, TX 77019-7124

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peggy E. Lebert (713) 238-2058

2. A.	General Assessment (item 2e from page 2)	$ 3,780
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 26, 2018 Date Paid	(1,867)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,913

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,913

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Wealth Management LLC
(Name of Corporation, Partnership or other organization)

Peggy E. Lebert
(Authorized Signature)

Dated the 22nd day of February, 2019.

Peggy E. Lebert, Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,519,855
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): N/A (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$2,519,855
2e. General Assessment @ .0015	$ 3,780

(to page 1, line 2.A.)